              AS FILED WITH THE COMMISSION ON JANUARY 11, 1995

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                          --------------------------
                                  FORM 11-K
                          --------------------------
(Mark One)
/ X / ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1993

                                      OR

/  /    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
        ACT OF 1934

For the transition period from _________ to __________

Commission file number:     1 - 1131

                     LEAR SEATING CORPORATION 401(k) PLAN
                   FOR HOURLY EMPLOYEES OF THE FENTON PLANT
                           (Full title of the plan)

                           LEAR SEATING CORPORATION
              (Exact name of issuer as specified in its charter)

               Delaware                                   13-3386776
          -----------------                            -----------------
    (State or other jurisdiction of         (I.R.S. Employer Identification No.)
     incorporation or organization)

                               21557 Telegraph
                             Southfield, Michigan                48034
                 -------------------------------------------    -------
                   (address of principal executive offices)    (zip code)

                                (810) 746-1500
       ---------------------------------------------------------------
        (Telephone number, including area code, of agent for service)

                     LEAR SEATING CORPORATION 401(K) PLAN
                   FOR HOURLY EMPLOYEES OF THE FENTON PLANT


                              TABLE OF CONTENTS

                                                                       Page
                                                                       ----

Report of Independent Public Accountants                                 3

Statements of Assets Available for Benefits as of December 31,           6
1993 and 1992

Statements of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 1993 and the Six Months
ended December 31, 1992                                                  7

Notes to Financial Statements                                            8

Schedule I - Item 27a - Schedule of Assets Held for Investment          13
Purposes as of December 31, 1993

Schedule II - Item 27d - Schedule of Reportable Transactions for        14
the Year Ended December 31, 1993

Signatures                                                              15

Exhibit Index                                                           16

Exhibit 23.1, Consent of Arthur Andersen LLP                            17

                         [ARTHUR ANDERSEN LETTERHEAD]

                   Report of Independent Public Accountants

To the Plan Administrator of
  the Lear Seating Corporation
  401(k) Plan for Hourly
  Employees of the Fenton Plant:

We have audited the accompanying statements of assets available for benefits of LEAR SEATING CORPORATION 401(K) PLAN FOR HOURLY EMPLOYEES OF THE FENTON PLANT as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the year ended December 31, 1993 and the six months ended December 31, 1992. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the year ended December 31, 1993 and the six months ended December 31, 1992 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As explained in the notes thereto, information presented in the schedule of assets held for investment purposes and the schedule of reportable transactions that accompany the Plan's financial statements does not disclose the historical cost of certain investments. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



                                                    Arthur Andersen LLP


Detroit, Michigan,
  May 25, 1994.

                           LEAR SEATING CORPORATION

                                 401(k) PLAN

                   FOR HOURLY EMPLOYEES OF THE FENTON PLANT

                 INDEX TO FINANCIAL STATEMENTS AND SCHEDULES


Statements of Assets Available for Benefits as of December 31, 1993 and 1992

Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1993 and the Six Months Ended December 31, 1992

Notes to Financial Statements

Schedule I - Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1993

Schedule II - Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1993

                           LEAR SEATING CORPORATION

                                 401(k) PLAN

                   FOR HOURLY EMPLOYEES OF THE FENTON PLANT


                 STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

                       AS OF DECEMBER 31, 1993 AND 1992




                                                                           FUND INFORMATION
                                        -------------------------------------------------------------------------------------------
                                                             1993                                      1992
                                        ------------------------------------------    ---------------------------------------------
                                                       Money    Investment                              Money    Investment
                                        Bond   Equity  Market    Contract             Bond    Equity    Market    Contract
                                        Fund    Fund    Fund    Trust Fund   Total    Fund     Fund      Fund    Trust Fund   Total
                                        ----   ------  ------   ----------   -----    ----    ------    ------   ----------   -----
ASSETS:
 Investments --
   Fixed Income Securities Fund --
    5,102 units and 279 units as of
    December 31, 1993 and 1992,
    respectively                       $47,045 $   --   $  --   $  --       $ 47,045 $2,473   $  --     $  --     $ --       $ 2,473
 Windsor II Fund --
   9,256 units and 393 units as
   of December 31, 1993 and 1992,
   respectively                           --    157,724    --      --        157,724   --       6,251      --       --         6,251
 Money Market Fund --
   52,014 units and 1,944 units as
   of December 31, 1993 and 1992,
   respectively                           --       --    52,014    --         52,014   --        --       1,944     --         1,944
 Investment Contracts Fund --
   37,148 units and 1,957 units as
   of December 31, 1993 and 1992,
   respectively                           --       --      --    37,148       37,148   --        --        --      1,957       1,957
                                       ------- -------- ------- -------     -------- ------   -------   -------   -------    -------

       Total investments                47,045  157,724  52,014  37,148      293,931  2,473     6,251     1,944    1,957      12,625

 Contributions receivable                6,290   19,446   6,549   4,712       36,997  6,451    15,600     9,533    5,286      36,890
                                       ------- -------- ------- -------     -------- ------   -------   -------   ------     -------
ASSETS AVAILABLE FOR BENEFITS          $53,335 $177,170 $58,563 $41,860     $330,928 $8,924   $21,851   $11,497   $7,243     $49,515
                                       ======= ======== ======= =======     ======== ======   =======   =======   ======     =======


The accompanying notes are an integral part of these statements.

                           LEAR SEATING CORPORATION

                                 401(k) PLAN

                   FOR HOURLY EMPLOYEES OF THE FENTON PLANT

          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

 FOR THE YEAR ENDED DECEMBER 31, 1993 AND SIX MONTHS ENDED DECEMBER 31, 1992

                                                                       Fund Information
                                              ------------------------------------------------------------------------
                                                                             1993
                                              ------------------------------------------------------------------------
                                                                            Money          Investment
                                                Bond          Equity        Market          Contract
                                                Fund           Fund          Fund          Trust Fund          Total
                                                ----          ------        ------         ----------          -----
INVESTMENT INCOME (LOSS):
  Interest and dividend income                 $ 2,869        $  7,382      $   827        $ 1,214            $ 12,292
  Net unrealized appreciation
    (depreciation) in value
    of investments                                (538)            111         --             --                  (427)
  Realized (loss) on sale of
    investments                                    (21)            (62)        --             --                   (83)
                                               -------        --------      -------        -------            --------
         Net investment income                   2,310           7,431          827          1,214              11,782

CONTRIBUTIONS:
  Employee contributions                        35,965         111,861       29,110         28,922             205,858
  Employer contributions                         8,918          28,440       19,940          8,290              65,588
                                               -------        --------      -------        -------            --------
         Total contributions                    44,883         140,301       49,050         37,212             271,446

BENEFIT DISTRIBUTIONS                             (632)           (492)        (604)           (87)             (1,815)

INVESTMENT TRANSFERS, net                       (2,150)          8,079       (2,207)        (3,722)               --
                                               -------        --------      -------        -------            --------
         Net increase                           44,411         155,319       47,066         34,617             281,413

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of period                            8,924          21,851       11,497          7,243              49,515
                                               -------        --------      -------        -------            --------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of period                                $53,335        $177,170      $58,563        $41,860            $330,928
                                               =======        ========      =======        =======            ========

                                                                       Fund Information
                                              ------------------------------------------------------------------------
                                                              Six Months Ended December 31, 1992
                                              ------------------------------------------------------------------------
                                                                            Money          Investment
                                                Bond          Equity        Market          Contract
                                                Fund           Fund          Fund          Trust Fund          Total
                                                ----          ------        ------         ----------          -----
INVESTMENT INCOME (LOSS):
  Interest and dividend income                 $   11         $   205       $     4        $    7              $   227
  Net unrealized appreciation
    (depreciation) in value
    of investments                                  8            (153)         --            --                   (145)
  Realized (loss) on sale of
    investments                                  --              --            --            --                   --
                                               -------        --------      -------        -------            --------
         Net investment income                      19              52            4              7                  82

CONTRIBUTIONS:
  Employee contributions                         5,465          13,494        4,103          4,283              27,345
  Employer contributions                         3,440           8,305        7,390          2,953              22,088
                                               -------        --------      -------        -------            --------
         Total contributions                     8,905          21,799       11,493          7,236              49,433

BENEFIT DISTRIBUTIONS                             --              --           --             --                  --

INVESTMENT TRANSFERS, net                         --              --           --             --                  --
                                               -------        --------      -------        -------            --------
         Net increase                            8,924          21,851       11,497          7,243              49,515

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of period                             --              --           --             --                  --
                                               -------        --------      -------        -------            --------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of period                                 $8,924         $21,851      $11,497         $7,243             $49,515
                                               =======        ========      =======        =======            ========

       The accompanying notes are an integral part of these statements.

                           LEAR SEATING CORPORATION

                                 401(k) PLAN

                   FOR HOURLY EMPLOYEES OF THE FENTON PLANT

                        NOTES TO FINANCIAL STATEMENTS


(1)     PLAN DESCRIPTION

           General

                Effective July 1, 1992, Lear Seating Corporation (the Company)
                   established the Lear Seating Corporation 401(k) Plan for Hourly Employees of the Fenton Plant (the Plan). The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

           Eligibility

                All full-time hourly employees of the Fenton Plant who have completed 75 days of service are eligible to participate in the Plan effective the first day of the month following completion of the Plan's eligibility requirements.

           Contributions

                Contributions to the Plan are made as follows:

                   Employee Contributions - Participants may elect to defer from
                      1% to 16% of their compensation each Plan year, subject to Plan limitations. The amount of compensation participants elect to defer through payroll deductions is contributed to the Plan by the Company on their behalf.

                   Employer Contributions - The Company makes contributions on behalf of each eligible employee. The contribution formula is based on the number of hours worked by the individual.

           Administration

                The Plan administrator is responsible for general
                   administration of the Plan for the exclusive benefit of Plan participants and their beneficiaries, subject to the specific terms of the Plan agreement. Assets of the Plan and related investments are administered by the Plan's trustee, Delaware Charter Guarantee and Trust Company. It is the trustee's responsibility to invest Plan assets and to distribute benefits to participants.

                           LEAR SEATING CORPORATION

                                 401(k) PLAN

                   FOR HOURLY EMPLOYEES OF THE FENTON PLANT


                        NOTES TO FINANCIAL STATEMENTS
                                 (Continued)



        Investment Options
          The Plan agreement provides for four investment options under the Vanguard Group:


            Bond Fund                - Fixed Income Securities Fund consisting
                                       of investments in a diversified
                                       portfolio of long-term, investment
                                       grade bonds.



            Equity Fund              - Windsor II Fund consisting primarily
                                       of investments in common stocks that, in the opinion of the Funds investment advisor, are undervalued in the marketplace.


            Money Market Fund        - Money Market Fund consisting of
                                       investments in short-term securities
                                       such as certificates of deposit,
                                       bankers' acceptances, commercial
                                       paper, and U.S. Government securities.


            Investment Contract      - Investment Contract Trust Fund
              Trust Fund               consisting primarily of investments in
                                       investment contracts issued by
                                       high-quality insurance companies and
                                       banks, and in similar types of fixed
                                       income investments.


          Each plan participant may elect, from the various options provided in the Plan agreement, the percentage allocation of both employer and employee contributions among the funds.

        Allocations of Earnings and Losses

          The earnings and losses on Plan investments are allocated on a pro rata basis to the elective accounts of the individual participants.

                           LEAR SEATING CORPORATION
                                 401(k) PLAN
                   FOR HOURLY EMPLOYEES OF THE FENTON PLANT

                        NOTES TO FINANCIAL STATEMENTS
                                 (Continued)


        Vesting of Benefits

        Participants are immediately 100% vested in their contributions and earnings thereon regardless of length of service. Participants become vested in employer contributions and earnings thereon at a rate of 50% after completion of one year of service, 75% after two years, and 100% after three years of service or upon retirement, total and permanent disability or death.

        Plan Forfeitures

        Forfeitures of participants' nonvested portion of employer contributions, as determined in accordance with the Plan provisions, are available to reduce future employer contributions.

        Distribution of Benefits

        Distribution of benefits is made upon the occurrence of any one of the following:

                Normal retirement of the participant at age 65;

                Deferred retirement of the participant beyond age 65;

                Early retirement of the participant at age 55;

                Total and permanent disability of the participant;

                Death of the participant; and

                Termination of employment.

        Benefits payable upon normal, deferred or early retirement, total and permanent disability or death are made in either a lump sum or an annuity. Benefits due upon termination of employment are based on vested amounts in the participants' accounts and are made in either a lump sum or an annuity. A terminated participant will receive the distribution within one year after termination of employment.

        The accompanying Statements of Assets Available for Benefits include amounts allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan. These amounts were paid subsequent to yearend and totaled $4,153 and $152 as of December 31, 1993 and 1992, respectively.

                           LEAR SEATING CORPORATION
                                 401(k) PLAN
                   FOR HOURLY EMPLOYEES OF THE FENTON PLANT

                        NOTES TO FINANCIAL STATEMENTS
                                 (Continued)


                Priorities Upon Termination of the Plan
                  In the event of complete discontinuance of employer
                    contributions or if the Plan is totally or partially terminated, the accounts of the participants affected by such actions shall thereupon become 100% vested and nonforfeitable. The Company currently has no intention to terminate the Plan.

                Loans to Participants
                   Loans to participants are allowed if the Plan administrator determines that such loans are permitted under the provisions of the Plan. Interest is charged at a reasonable rate, based on the duration and purpose of the loan. Repayment of any loan is made through employee payroll deductions, generally over a period of five years or less. There were no outstanding loans as of December 31, 1993 and 1992.

                Hardship Withdrawals
                   No amounts may be withdrawn from a salary deferral account before a participant terminates employment with the Company or attains the age of fifty-nine and one-half, except by reason of financial hardship. All requests for hardship withdrawals require the consent of the Plan administrator.


        (2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                Basis of Accounting
                   Accounting records are maintained by the Trustee on the
                      accrual basis of accounting.

                Investments
                   Investment transactions are recorded on the trade date
                      basis. Investments owned are reflected in the Statement of Assets Available for Benefits at current value. Current value, which is equivalent to market value, is the unit valuation of the security at yearend. Realized losses on sales of investments and unrealized appreciation and depreciation in the value of investments are computed based on the difference between the market value of Plan assets at the beginning of the Plan year, or at time of purchase if acquired during the year, and the market value of investments when sold or at Plan yearend. The historical cost certain investments and the net gain or loss on the sale of certain investments is not readily determinable from the Trustee's statements.

                           LEAR SEATING CORPORATION

                                 401(k) PLAN

                   FOR HOURLY EMPLOYEES OF THE FENTON PLANT

                        NOTES TO FINANCIAL STATEMENTS
                                 (Continued)



        Expenses

                All direct costs and expenses incurred in connection with the
                   Plan are paid by the Company.

(3)     TAX STATUS

        The Company has not yet requested a determination letter from the Internal Revenue Service to indicate that the Plan is in compliance with the applicable requirements of the Internal Revenue Code (the Code). However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements.

                                                                      SCHEDULE I

                           LEAR SEATING CORPORATION

                                 401(k) PLAN

                   FOR HOURLY EMPLOYEES OF THE FENTON PLANT

                          EIN: 13-3386776    PN: 010

          ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                           AS OF DECEMBER 31, 1993


 Identity of                                                                            Current
Party Involved              Description of Investment                Cost                Value
--------------              -------------------------               ------             ---------
*Vanguard Group             Fixed Income Securities                    (a)              $ 47,045
*Vanguard Group             Windsor II                                 (a)               157,724
*Vanguard Group             Money Market                            $52,014               52,014
*Vanguard Group             Investment Contract Trust                37,148               37,148
                                                                                        --------
                                        Total investments                               $293,931
                                                                                        ========

(a)     Amounts not readily determinable from the trustee statements.
 *      Represents a party-in-interest.

                                                                   SCHEDULE II




                           LEAR SEATING CORPORATION

                                 401(k) PLAN

                   FOR HOURLY EMPLOYEES OF THE FENTON PLANT

                           EIN: 13-3386776 PN: 010

               ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                     FOR THE YEAR ENDED DECEMBER 31, 1993




                                                                                                  Current Value
                                                                                                   of Asset on     Net Gain
Identity of                                                      Purchase      Selling             Transaction       or
Party Involved                   Transaction                      Price         Price     Cost        Date         (Loss)
---------------                  -----------                     -------       -------    ----      --------       ------
* Vanguard Group   Thirty-three aggregate purchases of          $  51,651       N/A       $ 51,651  $ 51,651        N/A
                    5,514 Fixed Income Securities shares,
                    including reinvested interest of $2,862

* Vanguard Group   Twenty-seven aggregate purchases of 9,090     155,401        N/A        155,401   155,401        N/A
                    Windsor II shares, including reinvested
                    interest of $7,369

* Vanguard Group   Thirty aggregate purchases of 55,211 Money     55,211        N/A         55,211    55,211        N/A
                    Market shares, including reinvested
                    interest of $819

* Vanguard Group   Thirty aggregate purchases of 40,533           40,533        N/A         40,533    40,533        N/A
                    Investment Contract Trust shares,
                    including reinvested interest of $1,214

* Vanguard Group   Seven aggregate sales of 691 Fixed              N/A       $6,521           (a)      6,521        (a)
                    Income Securities shares

* Vanguard Group   Seven aggregate sales of 227 Windsor II         N/A        3,977           (a)      3,977        (a)
                    shares

* Vanguard Group   Six aggregate sales of 5,140 Money Market       N/A        5,140          5,140     5,140      $ -
                    shares

* Vanguard Group   Five aggregate sales of 5,342 Investment        N/A        5,342          5,342     5,342        -
                    Contract Trust shares




      (a)  Amounts not readily determinable from the trustee statements.

      *  Represents a party-in-interest

                                  SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized in the City of Southfield, Michigan on January 11, 1995.

                                                LEAR SEATING CORPORATION
                                                401(K) PLAN FOR HOURLY
                                                EMPLOYEES OF THE FENTON PLANT

                                                By: Lear Seating Corporation,
                                                    as Plan Administrator


                                                By: /s/ Bill Ludwig
                                                    ---------------------
                                                Name:   Bill Ludwig
                                                Title:  Vice President of
                                                         Human Resources

                                EXHIBIT INDEX



                                                                 Sequential
Exhibit                                                             Page
Number          Description                                        Number
------          -----------                                      ----------

23.1            Consent of Arthur Andersen LLP (filed as
                Exhibit 23.3 to the Registrant's Registration
                Statement on Form S-8 (No. 33-57237) and incorporated herein by reference)